U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 7 )

                clickNsettle.com, Inc. (formerly NAM Corporation)
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   18682E-205
                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                            Thelen Reid & Priest LLP
                                875 Third Avenue
                          New York, New York 10022-6225
                                 (212) 603-2215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 13, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP No. 18682E-205                                           Page 2 of 5 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Roy Israel

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,801,982 shares (see Item 5)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,801,982 shares (see Item 5)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,074,582 shares (see Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

     (see Item 5)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.82%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP No. 18682E-205                                           Page 3 of 5 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Carla Israel

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    123,806 shares (see Item 5)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           123,806 shares (see Item 5)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     274,806 shares (see Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               -----------------
                                                               Page 4 of 5 Pages
                                                               -----------------

Explanatory Note

      The purpose of this amendment is to update certain information contained in Items 3 and 5. On August 20, 2001, the Company effectuated a 1-for-3 reverse stock split of its common stock. On December 22, 2003, the Company effectuated a 6-for-1 forward stock split of its common stock. All references to number of shares and prices per share in this document have been restated accordingly.

Item 3. Source and Amount of Funds or Other Consideration

      On January 11, 2005, Mr. Israel sold 14,490 shares at a price of $0.08 per share. On January 12, 2005, Mr. Israel sold 5,000 shares at a price of $0.08 per share, 10,000 shares at a price of $0.07 per share and 55,000 shares at a price of $0.06 per share. On January 12, 2005, Mr. Israel exercised 600,000 options at the stated option price of $0.4166 per share. All purchases were made from Mr. Israel's personal funds.

      On January 13, 2005, the Company sold its dispute resolution business, its sole operating business, to a company affiliated with Mr. Israel. As part of this transaction, the Company no longer had any employees as such personnel became employed by the buyer. As a result, as of January 13, 2005, in accordance with the Company's Amended and Restated 1996 Stock Option Plan (the "Plan"), all options granted to employees pursuant to the Plan vested as of that date. All employee options will terminate on April 13, 2005. Accordingly, options to purchase 830,000 shares of common stock of the Company vested for Mr. Israel with exercise prices ranging from $0.046 to $0.154. Also, options to purchase 40,000 shares of common stock of the Company vested for Mrs. Israel with an exercise price of $0.14.

Item 5. Interest in Securities of the Issuer

         A. (i) Mr. Israel has beneficial ownership of 5,074,582 shares of Common Stock, or 44.82% of the outstanding Common Stock. 2,801,982 shares are owned directly by Mr. Israel. Mr. Israel owns options to purchase 2,272,600 shares of Common Stock that are currently exercisable. In addition, Mr. Israel is an indirect beneficial owner of 274,806 shares owned by Mrs. Israel. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 5,349,388 shares or 46.63% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel.

            (ii) Mr. Israel has the sole right to vote 5,074,582 shares of Common Stock.

            (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days except as noted above.

            (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

            (v) Not applicable.

         B. (i) Mrs. Israel has beneficial ownership of 274,806 shares of Common Stock or 2.99% of the outstanding Common Stock. 123,806 shares of Common Stock are owned directly by Mrs. Israel. Mrs. Israel owns options to purchase 151,000 shares of Common Stock that are currently exercisable. In addition, Mrs. Israel is an indirect beneficial owner of 5,074,582 shares of Common Stock owned by Mr. Israel. Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

            (ii) Mrs. Israel has the sole right to vote 123,806 shares of Common Stock.

            (iii) Mrs. Israel has not effected any transactions in the securities reported on during the past 60 days.

            (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

            (v) Not applicable.

                                                               -----------------
                                                               Page 5 of 5 Pages
                                                               -----------------

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          January 17, 2005


                                                           /s/ ROY ISRAEL
                                                          ---------------
                                                          Roy Israel

                                                          January 17, 2005


                                                           /s/ Carla Israel
                                                          -----------------
                                                          Carla Israel